Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the First Fiscal Quarter Ended May 31, 2012

• Quarterly Net Revenues Increased by 48.4% Year-Over-Year

• Quarterly Income from Operations Increased by 74.8% Year-Over-Year

• Quarterly Net Income Attributable to TAL Increased by 8.2% Year-Over-Year

(Beijing — July 24, 2012)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the quarter ended May 31, 2012, which is the first quarter of TAL’s fiscal year 2013.

Highlights for the First Quarter of Fiscal Year 2013

•                  Net revenues increased by 48.4% year-over-year to US$49.3 million from US$33.2 million in the same period of the prior year.

•                  Income from operations increased by 74.8% to US$6.0 million, from US$3.4 million in the first quarter of fiscal year 2012.

•                  Net income attributable to TAL increased by 8.2 % year-over-year to US$5.0 million from US$4.6 million in the same period of the prior year.

•                  Both basic and diluted net income per American Depositary Share (“ADS”)(1) were US$0.06. Both non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.09.

•                  Total student enrollments during the first quarter of fiscal year 2013 increased by 34.1% year-over-year to approximately 164,510.

•                  Total physical network grew to 270 learning centers as of May 31, 2012 from 199 learning centers as of May 31, 2011. The Company had no net additions of learning centers in the quarter.

(1)  Each ADS represents two Class A common shares.

Financial and Operating Data—First Quarter of Fiscal Year 2013

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	May 31,
	2011	2012	Pct. Change
Net revenues	33,222	49,315	48.4%
Net income attributable to TAL	4,576	4,951	8.2%
Non-GAAP net income attributable to TAL	7,063	7,180	1.7%
Operating income	3,442	6,016	74.8%
Non-GAAP operating income	5,929	8,245	39.1%
Net income per ADS attributable to TAL — basic	0.06	0.06	6.6%
Net income per ADS attributable to TAL — diluted	0.06	0.06	7.4%
Non-GAAP net income per ADS attributable to TAL — basic	0.09	0.09	0.1%
Non-GAAP net income per ADS attributable to TAL — diluted	0.09	0.09	(1.0)%
Total student enrollments in small class, one-on-one, and online courses	122,650	164,510	34.1%

“I am pleased to report that top line results in our first fiscal quarter once again exceeded our expectations. As planned, we drove strong revenue growth through greater utilization of our existing centers. Although we had no net additions to learning centers in the quarter, we took opportunities to expand existing facilities where appropriate. On a geographic basis, growth was driven mainly by Beijing and Shanghai, while cities outside of Beijing and Shanghai also continued to perform well, especially for our small class business. Small class revenues from cities other than Beijing and Shanghai contributed 21% of small class revenues in the first quarter of fiscal year 2013, versus 8% in the same period last year and 16% in the previous quarter,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang. “In the coming quarters, we will seek to manage our revenue growth in the context of the overall health of our business, first and foremost ensuring we are providing a high-quality learning experience to our students in each of the fifteen cities in which we have learning centers.”

Mr. Joseph Kauffman, Chief Financial Officer, continued, “On the cost and expense side, our focus remains on combining long-term investment with optimization opportunities. During the first quarter, we further improved center utilization, resulting in a reversal of the margin decline that occurred in recent quarters. In particular, our Zhikang-branded 1-on-1 business performed well, posting its highest-ever quarterly revenue total. Zhikang utilization rates, and corresponding profitability levels, were also seasonally higher during the first quarter as more students typically take 1-on-1 tutoring ahead of the Chinese high school and college entrance examinations each year.

Overall, we are pleased with the solid revenue and operating income growth we achieved in the quarter, demonstrating our ability to effectively utilize the large investment in our learning center network we put in place last year. At the same time, at this early stage in the company’s development and given the large opportunity presented by China’s fast-growing after-school tutoring market, margin expansion while desirable is not our highest priority.  Over the coming quarters, we will continue to focus on the health of the business for the long term and invest aggressively in our core assets and the operational support and systems required to sustain our successful business expansion.”

Financial Results for the First Quarter of Fiscal Year 2013

Net Revenues

For the first quarter of fiscal year 2013, TAL reported net revenues of US$49.3 million, representing a 48.4% increase from US$33.2 million in the first quarter of fiscal year 2012. The increase was mainly driven by an increased number of total student enrollments combined with a higher average selling price (ASP), which is defined as total net revenues divided by total student enrollments. Total student enrollments increased by 34.1% to approximately 164,510 from approximately 122,650 in the same period one year ago. The increase in student enrollments was driven primarily by small class and online courses, and to a lesser extent by one-on-one tutoring services. ASP increased by 10.7% from US$271 in the first quarter of fiscal year 2012 to US$300 in the same quarter of fiscal year 2013. The growth was mainly driven by the hourly rate increases of a portion of center-based course offerings and the foreign exchange rate fluctuation.

Operating Costs and Expenses

Operating costs and expenses were US$43.3 million, a 44.9% increase from US$29.9 million in the first quarter of fiscal year 2012. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, were US$41.1 million, a 49.9% increase from US$27.4 million in the first quarter of fiscal year 2012.

Cost of revenues increased by 42.1% to US$25.8 million, from US$18.1 million in the first quarter of fiscal year 2012. The increase in cost of revenues was primarily due to an increase in teacher compensation and rental costs associated with the business expansion that took place during the fiscal year 2012, as well as other staff costs to support the larger number of learning centers in operation. Non-GAAP cost of revenues, which exclude share-based compensation expenses, increased by 43.6% to US$25.7 million, from US$17.9 million in the first quarter of fiscal year 2012.

Selling and marketing expenses increased by 41.8% to US$6.1 million, from US$4.3 million in the first quarter of fiscal year 2012. The increase primarily reflected increased expenses of sales and marketing staff to support a greater number of programs and service offerings and the larger learning center network, as well as the increased advertising expenses. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 42.6% to US$5.6 million, from US$3.9 million in the first quarter of fiscal year 2012.

General and administrative expenses increased by 53.3% to US$11.4 million, from US$7.5 million in the first quarter of fiscal year 2012. The increase was mainly due to an increase in general and administrative staff expenses to support expanded operations and related rental and office expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 75.0% to US$9.8 million, from US$5.6 million in the first quarter of fiscal year 2012.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 10.4% to US$2.2 million in the first quarter of fiscal year 2013, from US$2.5 million in the same period of fiscal year 2012.

Gross Profit

Gross profit increased by 56.1% to US$23.5 million, from US$15.1 million in the first quarter of fiscal year 2012.

Income from Operations

Income from operations increased by 74.8% to US$6.0 million, from US$3.4 million in the first quarter of fiscal year 2012. Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 39.1% to US$8.2 million, from US$5.9 million in the first quarter of fiscal year 2012.

Other Income/(Expense)

Other Expense was US$1.2 million for the first quarter of fiscal year 2013, compared to Other Income of US$1.4 million in the first quarter of fiscal year 2012. In both years, Other Income/(Expense) was primarily driven by exchange gains or losses in each respective quarter. As the Company holds the vast majority of its cash balance in RMB and reports in US Dollars, we benefit from exchange gains in times of relative strength of the RMB and incur exchange losses in times of relative strength of the US Dollar.

Income Tax Expense

Income tax expense was US$0.7 million in the first quarter of fiscal year 2013, as compared to US$1.1 million in the first quarter of fiscal year 2012. The decrease was mainly because we had a lower effective tax rate in the first quarter of fiscal year 2013 than in the first quarter of fiscal year 2012.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 8.2% to US$5.0 million, from US$4.6 million in the first quarter of fiscal year 2012. Non-GAAP net income attributable to TAL, which excludes share-based compensation expenses, increased by 1.7% to US$7.2 million, from

US$7.1 million in the first quarter of fiscal year 2012.

Basic and Diluted Net Income per ADS

Both basic and diluted net income per ADS were US$0.06 in the first quarter of fiscal year 2013. Both Non-GAAP basic and Non-GAAP diluted net income per ADS, which excludes share-based compensation expenses, were US$0.09.

Capital Expenditures

Capital expenditures for the first quarter of fiscal year 2013 were US$1.2 million, representing a decrease of US$0.5 million from US$1.7 million in the first quarter of fiscal year 2012. The decrease was mainly a result of less spending on renovation expenses associated with learning center expansion in the first quarter of fiscal year 2013 as compared to the same period in fiscal year 2012.

Cash and Cash Equivalents

As of May 31, 2012, the Company had US$208.1 million of cash and cash equivalents and US$15.7 million of term deposits, as compared to US$188.6 million of cash and cash equivalents and US$10.3 million of term deposit as of February 29, 2012.

Deferred Revenue

As of May 31, 2012, the Company’s deferred revenue balance was US$108.2 million as compared to US$63.3 million as of May 31, 2011, representing an increase of 71.0%.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of fiscal year 2013 are expected to be between US$64.8 million and US$67.4 million, representing an increase of 26% to 31% on a year-over-year basis.

For the fiscal year ending February 28, 2013, the Company expects total net revenues to be in the estimated range of US$230.8 million to US$239.7 million, representing an increase of 30% to 35% year-over-year.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2013 ended May 31, 2012 at 8:00 a.m. Eastern Daylight Time on July 24, 2012 (8:00 p.m. Beijing time on July 24, 2012).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• China toll free:	800-819-0121
• Hong Kong toll free:	800-930-346
• U.S. toll / International:	+1-718-354-1231
Conference ID:	97933082

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.xueersi.org.

A telephone replay of the conference call will be available through July 31, 2012.

The dial-in details for the replay are as follows:

• U.S. toll:	+1-718-354-1232
• China toll:	400-692-0026
• Hong Kong toll:	800-901-596
• International toll:	+61-2-8235-5000
Conference ID:	97933082

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2013 and the fiscal year ending February 28, 2013, as well as quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors.  Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses.  The Company’s network includes 270 physical learning centers as of May 31, 2012, located in 15 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86-10-5292-6658

Email: ir@xueersi.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 29, 2012	As of May 31, 2012
ASSETS

Current assets
Cash and cash equivalents	$188,579,767	$208,061,001
Term deposits	10,328,116	15,702,531
Restricted cash	—	651,655
Available-for-sale securities	361,803	364,787
Inventory	223,611	213,206
Deferred tax assets-current	1,729,758	1,914,243
Prepaid expenses and other current assets	9,011,975	9,061,993
Total current assets	210,235,030	235,969,416
Property and equipment, net	76,726,219	75,185,891
Deferred tax assets-non-current	490,222	639,989
Rental deposit	4,545,605	4,589,503
Intangible assets, net	183,523	925,611
Goodwill	548,825	542,370
Long-term prepayments	1,923,481	1,413,997
Long-term Investment	—	2,355,380
Total assets	$294,652,905	$321,622,157

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 1,993,297 and 2,677,327 as of February 29, 2012, and May 31, 2012, respectively)	$2,863,596	$2,755,203
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 50,395,945 and 74,701,427 as of February 29, 2012, and May 31, 2012, respectively)	85,594,032	108,213,976
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 9,546,915 and 8,486,686 as of February 29, 2012, and May 31, 2012, respectively)	15,284,190	13,982,737
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,206,266 and 1,362,102 as of February 29, 2012, and May 31, 2012, respectively)	637,302	290,983
Total current liabilities	104,379,120	125,242,899
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 45,881 and 43,575 as of February 29, 2012, and May 31, 2012, respectively)	156,494	173,708
Total liabilities	104,535,614	125,416,607

TAL Education Group Shareholders’ Equity

Class A common shares	45,277	67,152
Class B common shares	109,681	87,806
Additional paid-in capital	119,769,989	121,998,879
Statutory reserve	10,502,713	10,502,713
Retained earnings	54,779,267	59,730,575
Accumulated other comprehensive income	4,910,364	3,818,425
Total TAL Education Group’s equity	190,117,291	196,205,550
Total liabilities and equity	$294,652,905	$321,622,157

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2011	2012

Net revenues	$33,222,435	$49,314,675
Cost of revenues	18,139,350	25,777,133
Gross profit	15,083,085	23,537,542
Operating expenses (note 1)
Selling and marketing	4,324,975	6,132,333
General and administrative	7,452,070	11,427,572
Total operating expenses	11,777,045	17,559,905
Government subsidies	135,681	38,069
Income from operations	3,441,721	6,015,706
Interest income	867,692	916,564
Other income/ (expenses)	1,388,233	(1,241,112)
Income before income tax provision	5,697,646	5,691,158
Provision for income tax	(1,121,624)	(739,850)
Net income	4,576,022	4,951,308
Total net income attributable to TAL Education Group	$4,576,022	$4,951,308
Net income per common share
Basic	$0.03	$0.03
Diluted	0.03	0.03
Net income per ADS (note 2)
Basic	0.06	0.06
Diluted	$0.06	$0.06

Other comprehensive income, net of tax	844,799	(1,091,939)
Comprehensive income	5,420,821	3,859,369
Comprehensive income attributable to TAL Education Group	$5,420,821	$3,859,369

Weighted average shares used in calculating net income per common share
Basic	152,600,000	154,958,044
Diluted	155,432,285	156,614,240

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2011	2012
Cost of revenues	$222,442	$50,596
Selling and marketing	425,532	572,336
General and administrative	1,839,465	1,605,958
Total	$2,487,439	$2,228,890

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollar, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2011	2012

Cost of revenues	$18,139,350	$25,777,133
Share-based compensation expense in cost of revenues	222,442	50,596
Non-GAAP cost of revenues	17,916,908	25,726,537

Selling and marketing expenses	4,324,975	6,132,333
Share-based compensation expense in selling and marketing expenses	425,532	572,336

Non-GAAP selling and marketing expenses	3,899,443	5,559,997

General and administrative expenses	7,452,070	11,427,572
Share-based compensation expense in general and administrative expenses	1,839,465	1,605,958
Non-GAAP general and administrative expenses	5,612,605	9,821,614

Operating costs and expenses	29,916,395	43,337,038
Share-based compensation expense in operating costs and expenses	2,487,439	2,228,890
Non-GAAP operating costs and expenses	27,428,956	41,108,148

Income from operations	3,441,721	6,015,706
Share based compensation expenses	2,487,439	2,228,890
Non-GAAP income from operations	5,929,160	8,244,596

GAAP net income attributable to TAL Education Group	4,576,022	4,951,308
Share based compensation expenses	2,487,439	2,228,890
Non-GAAP net income attributable to TAL Education Group	$7,063,461	$7,180,198
Net income per ADS
- Basic	$0.06	$0.06
- Diluted	0.06	0.06

Non-GAAP net income per ADS
- Basic	0.09	0.09
- Diluted	$0.09	$0.09
ADSs used in calculating net income per ADS
- Basic	76,300,000	77,479,022
- Diluted	77,716,143	78,307,120

Note: The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.